Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
August 29, 2023
VIA EDGAR

Re:	Blue Owl Real Estate Net Lease Trust
Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
File No. 000-56536
Ms. Stacie Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Blue Owl Real Estate Net Lease Trust (the “Company”), we are providing the following response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated August 24, 2023. To assist your review, we have retyped the text of the Staff’s comment in italics below.
Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The response and information described below are based upon information provided to us by the Company.
Correspondence dated August 2, 2023
General
1.We note your response to comment 1. We are unable to agree that your contemplated repurchase program, as described to us in your registration statement, your response, and on several calls with your counsel, complies with the requirements of Rule 13e-4 and Schedule TO. Please revise your redemption plan to comply with the specifics of prior no-action relief, or otherwise explain how you will comply with the requirements of Rule 13e-4.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	August 29, 2023
Following dialogue with the Staff, the Company has determined to modify the terms of its anticipated tender offer such that the valuation date will be the most recently determined net asset value per share as of the commencement of the tender offer (the “Applicable Purchase Price”). The Company will clearly disclose the Applicable Purchase Price in the Schedule TO and related tender offer documents. Accordingly, shareholders will know the exact dollar amount of the Applicable Purchase Price from commencement of the tender offer. The tender offer will provide for settlement in cash promptly following the expiration. The Company believes that this tender offer structure will be in compliance with the requirements of Rule 13e-4 and Schedule TO.
The Company notes that in the future it may also opt to revise its repurchase plan to comply with prior no-action relief rather than employing the foregoing tender offer structure on a go-forward basis. Any such revised repurchase plan that the Company adopts in the future will be conducted in compliance with prior no-action relief that the Staff has granted.
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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	August 29, 2023
Please do not hesitate to call me at (212) 455-2516, Katharine Thompson at (202) 636-5860, or James Hahn at (202) 636-5502 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission
Dorrie Yale
Mark Rakip
Robert Telewicz

Blue Owl Real Estate Net Lease Trust
Kevin Halleran